November 14, 2007
VIA EDGAR
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Symantec Corporation Form 10-K for the fiscal year ended March 30, 2007, filed May 24, 2007 Forms 8-K, filed May 2, 2007 and July 25, 2007 File No. 0-17781
Ladies and Gentlemen:
          This letter responds to the comments of the Staff of the Securities and Exchange Commission (the “Staff”) set forth in the letter dated October 31, 2007 from Ms. Kathleen Collins to Mr. John W. Thompson of Symantec Corporation (the “Company” or “Symantec”). For your convenience, we have set forth below each of the Staff’s comments in italicized text in the same numbered order in which they appear in your letter. The Company’s response to each Staff comment follows immediately after the text of the corresponding comment. References to the page numbers in our responses are references to the page numbers in the applicable report.
          The Company is requesting confidential treatment of the responses set forth in Attachment A to this letter (as detailed in the Company’s written confidential treatment request accompanying Attachment A, which has been submitted under separate cover), pursuant to Regulation 200.83 of the Commission (17 C.F.R. §200.83).
FORM 10-K FOR THE FISCAL YEAR ENDED MARCH 30, 2007
Item 1 — Business
Customers, page 11
1.	We note your disclosure that Ingram Micro and Digital River, Inc. each accounted for more than 10% of your total revenues in 2007. A description of your contractual arrangements with these customers appears warranted. Also, you do not appear to have filed any agreements with Ingram Micro. Please advise whether you are substantially dependent upon this customer for purposes of Item 601(b)(10)(ii)(B) of Regulation S-K.
Response:
          We have considered the Staff’s suggestion and respectfully submit that additional descriptions of our contractual arrangements are not warranted for the reasons discussed below. By way of background, Ingram Micro Inc. (“Ingram”) is a non-exclusive distributor of our enterprise

Securities and Exchange Commission
November 14, 2007
solutions and Digital River, Inc. (“Digital River”) is a non-exclusive, electronic reseller of our consumer products, providing our online store for our Consumer Products segment. As such, Ingram and Digital River are not the end users of our products, which arguably is the focus of the disclosure requirement in Item 101(c)(vii) of Regulation S-K. Our relationships with Ingram and Digital River are long-standing (over 10 and 5 years, respectively) and are governed by contracts that are standard in the industry, and to software distributor or reseller contracts generally. As a result, we do not believe there is anything material to disclose about these arrangements other than that they are distributor or reseller arrangements, which we have done. For example, these arrangements are not exclusive and we have no commitments under these contracts or otherwise with either Ingram or Digital River requiring either us to sell or the other party to purchase, a specific amount of products. In light of the foregoing, we believe that identifying these companies as a “distributor” or “reseller,” as the case may be, provides sufficient disclosure to investors and is consistent with the Commission’s views on plain English disclosure. In addition, we do not believe that there are terms of our agreements with either Ingram or Digital River that would be regarded as material to investors.
          In response to the Staff’s observation that we have not filed any agreements with Ingram, as we noted when we responded to similar comments of the Staff about our arrangement with Ingram in its letters, dated March 11, 2005 and April 11, 2005, we advise the Staff that we are not substantially dependent on this distributor for purposes of Item 601(b)(10)(ii)(B) of Regulation S-K. We have entered into separate distribution contracts with several of Ingram’s subsidiaries covering our arrangement with Ingram in specified countries or regions. Each of these contracts is separately negotiated and is independent of any other contract (such as a master distribution agreement), and they are not based on the same form of contract. None of these contracts was individually responsible for over 10 percent of our total net revenues in each of the last three fiscal years. In accordance with Item 101(c)(1)(vii) of Regulation S-K, we aggregated the revenues derived from the members of the affiliated groups for purposes of determining that Ingram was a 10 percent customer in fiscal 2005, 2006 and 2007. Further, if any of our distribution agreements with Ingram is terminated, we believe that we could make arrangements with other distributor to distribute our products without a substantial disruption to our business. Accordingly, we respectfully submit that we are not substantially dependent on any of our agreements with Ingram for purposes of Item 601(b)(10)(ii)(B) of Regulation S-K and, therefore, do not believe that we are required to file any of these agreements as exhibits pursuant to this Item. Further, we believe that our contracts with Ingram qualify as “immaterial in amount or significance” under the applicable disclosure standard because they did not individually account for more than 10 percent of our total net revenues in any of the last three fiscal years, and are otherwise not material for the reasons stated above.
Item 7 — Management’s Discussion and Analysis
Overview, page 32
2.	We note from your disclosures on pages 33 and 45 that you have negotiated new contract terms with some of your OEM partners, and the changes in these contracts will result in payments to these OEM partners being included as operating expenses in the future, where historically these payments have been classified as cost of revenues. We also note that going

Securities and Exchange Commission
November 14, 2007
forward, payments to OEMs made on a placement fee per unit basis will be treated as operating expenses, while payments based on a revenue-sharing model will be classified as cost of revenues. Please explain to us in more detail how these contracts with your OEM partners changed, including whether these changes represent substantive changes to the services being provided by the OEMs. Also explain to us in more detail how you determined that your policy for classifying these payments in your income statement was appropriate, and tell us the accounting literature that you are relying upon.
Response:
          Under both “revenue share” (the historical) and “placement fee” (the new) arrangements, the OEMs pre-load a trial version of our software on their PCs shipped to consumers; however, our cost structure under placement fee arrangements is different from our cost structure under revenue share arrangements. Under revenue share arrangements, we pay the OEMs a fixed percentage of the revenues we earn from consumers, strictly contingent upon the consumers’ ultimate purchase of our software after a free trial period. Revenue share costs are directly related to incremental revenues generated and are part of the costs of fulfilling the deliverable to the consumers; therefore we classify revenue share as cost of revenues. Under placement fee arrangements, we pay the OEMs a fixed per-unit fee for every PC shipped with our trial software pre-loaded. This fee is paid to the OEMs upon shipment of the PCs and is not contingent upon the consumers’ purchase of our product. Because the placement fees are not directly tied to incremental revenues, we classify placement fees as advertising expenses, in accordance with paragraph 24 — 26 of SOP 93-7. For certain OEMs that are customers of Symantec under other arrangements, we have considered EITF 01-9 and determined that the fees we pay to such OEMs under both revenue share and placement fee arrangements should not be classified as Contra-Revenue because we meet both of the criteria for overcoming the presumption of Contra-Revenue classification in paragraph 9 of EITF 01-9.
3.	We also note on page 75 that you earn royalty revenue from the licensing of your products and the right to sell maintenance and support to OEMs. Clarify the terms of your arrangements with your OEMs including the details for any payments made to or earned from your OEMs.
Response:
          We make payments to OEM partners for revenue share or placement fees, as discussed in our response to the Staff’s Comment 2 above. The OEM contracts noted on page 75 of our Form 10-K were in place prior to Symantec’s acquisition of Veritas and include the right to distribute our software which is embedded on their servers. We receive royalties from the OEM partners based on fixed amounts or percentages from their sales of our products embedded on their systems to end users. These OEM revenues can be in the form of license revenue as well as post contract support (PCS).
Results of Operations, page 38

Securities and Exchange Commission
November 14, 2007
4.	We note that you do not provide a segmental analysis of results of operations below net revenues. We have the following comments:
•	We read in Note 15 to your financial statements that you had five operating segments at March 31, 2007. Please tell us how many reportable segments you had at March 31, 2007.
Response: As of March 31, 2007, we had five reportable segments, as defined in paragraph 16 of SFAS 131. These five reportable segments are described as operating segments because each segment has been identified in accordance with paragraphs 10-15 of SFAS 131. For the sake of clarity, we will include in our segment footnote a statement that our reportable segments are the same as our operating segments.
•	If you believe it is appropriate to aggregate any of your operating segments in determining your reportable segment(s), please provide us with your analysis of how you met the aggregation criteria in paragraph 17 of SFAS 131 and in EITF 04-10, including demonstrating to us that any aggregated operating segments have similar long-term average gross margins.
Response: As of March 31, 2007, we do not aggregate any of our operating segments in determining our reportable segments. As noted above, we currently view our operating segments as being the same as our reportable segments.
•	If you believe that you have more than one reportable segment, please tell us what consideration you gave to providing a segmental analysis of results of operations below net revenues. In this regard, to the extent that a reportable segment contributes, or is expected to contribute in the future, in a materially disproportionate way to your profitability, we believe that you should provide segmental analysis of your measure of segmental profit or loss. For example, based on your disclosures is Note 15, it appears that the increase in your consolidated operating margin from 2006 to 2007 was driven by the increase in the operating margin at your Data Center Management segment and by “Other” expenses representing a smaller proportion of total revenues, although these improvements were partially offset by decreases in operating margin for your Consumer Products and Security and Data Management segments. If these represent separate reportable segments, since these segments are exhibiting different trends in their profitability, it is unclear to us that an analysis of your expenses at the consolidated level meets the objective of providing your investors with information about known trends and uncertainties that are having a material effect on your results or explaining management’s view of the implications and significance of the underlying factors causing these trends so that readers can ascertain the likelihood that past performance is indicative of future performance. Please refer to Item 303 of Regulation S-K and to Section 3 of our Release 33-8350, available on our website at www.sec.gov/rules/interp/33-8350.htm, and advise.
Response:

Securities and Exchange Commission
November 14, 2007
          In providing our Management’s Discussion and Analysis of Results of Operations and Financial Condition (“MD&A”) we have been cognizant of the requirement in Item 303 of Regulation S-K that when in the registrant’s judgment a discussion of segment information would be appropriate to an understanding of such business, that the MD&A discussion shall focus on each such segment and on the registrant as a whole. By way of background, and as indicated in Note 15 of the Notes to Consolidated Financial Statements contained in our Form 10-K for the 2007 fiscal year (the “2007 Form 10-K”), we have four main operating segments, under which we earn virtually all of our revenue, and a fifth segment, “Other” under which we report revenue from sunset products, which is very small, and expenses that are not allocated to specific segments, including G&A, amortization of acquired product rights and other assets, certain charges, and certain indirect costs. Beginning in fiscal 2008, we now operate as well in a new Altiris segment, as noted in our Form 10-Qs for the quarters ended June 30 and September 30, 2007. In our segment footnote, we report revenue, operating income and depreciation and amortization expense on segment basis.
          Given the potential variation in our segment revenue from current-year-period over prior-year-period, we believe that in order for investors to have an appropriate understanding of the changes in, and trends and uncertainties affecting, our operating results that we should discuss revenue at the segment level in MD&A. We have further concluded that our MD&A would not be enhanced by a regular period over period discussion of operating results at the segment level. Rather, we have felt that changes in operating expenses, both in absolute terms and as a percentage of revenue, can be adequately addressed by speaking to the various components of operating expenses on a company-wide basis. For example, in our Form 10-K MD&A overview section (page 33) and in our MD&A discussions of Cost of Revenues (pages 44-45) and Operating Expenses (page 46), we discuss the changes to cost and revenues and advertising expenses resulting from changes to some of our OEM arrangements. We will clarify in future filings that the impact of these OEM changes affected our Consumer Products segment. We also point out that our MD&A regularly contains a discussion of those aspects of the expenses included in the “Other” segment that are most subject to period-over-period variation, including acquired in-process research and development, amortization of intangible assets and restructuring charges. As such, the most variable operating expenses are separately addressed in MD&A.
          Where appropriate to an understanding of the changes in our operating expenses, we will undertake to explain where the change was particularly pertinent to the operation of one segment or another.
Liquidity and Capital Resources, page 51
5.	Please refer to your analysis of cash flows on page 53. Please tell us what consideration you gave to analyzing the underlying reasons for changes in your cash flows and explaining the variability in your cash flows, particularly for your operating activities, rather than merely reciting the information seen on the face of your cash flow statement. Refer to Section 4 of our Release 33-8350.
Response:

Securities and Exchange Commission
November 14, 2007
          We considered the sources and uses of cash and material changes in particular items underlying the major captions reported in the balance sheet and explained changes for those line items. We disclosed the existence and timing of significant cash commitments, which included acquisitions. We also considered whether there were any known trends in cash flows from operations and noted that there have been no identifiable material trends in cash flows generated from operations for the years ended March 31, 2007, 2006 and 2005. This being the case, we believe that our analysis of cash flows appropriately discloses underlying reasons that are material to investors. We also point out that we further identify in Item 1A “Risk Factors” certain items that could cause variability in operations or cash flow that investors should consider when evaluating our financial position. Such items include risks associated with growth, acquisitions, indebtedness and international operations.
          We affirm that we will continue to review our discussion of Liquidity and Capital Resources in MD&A, taking into consideration Section 4 of Release 33-8350 to discuss material changes between periods in our cash flows from operating activities including an analysis of the underlying reasons for working capital fluctuations by expounding upon those major captions or other information that would enhance the disclosure of liquidity and capital resources.
Item 11 — Executive Compensation, page 60
6.	As you may be aware, the Division has recently released Staff observations relating to a focused review of executive compensation disclosure. This guidance, which is available on our website at http://www.sec.gov/divisions/corpfin/guidance/execcompdisclosure.htm, may be helpful as you draft future versions of your executive compensation and other related disclosure. In particular, please consider providing a more complete description of your executive compensation practices in the following two areas:
•	The nature and scope of consultant assignments; and

•	The target performance levels established for each of the named executive officers in connection with the company’s non-equity and equity performance incentive plans.

Securities and Exchange Commission
November 14, 2007
Also, in those instances in which you conclude that disclosure of particular performance targets is not required because, it would result in competitive harm as provided in Instruction 4 to Item 402(b) of Regulation S-K, please provide a complete description of how difficult it will be for the executive or how likely it will be for the registrant to achieve the undisclosed target levels.
Response:
          We note the Staff’s comments. We are aware of, and have reviewed, the Staff’s observations related to executive compensation disclosure, and are monitoring developments in this area on an ongoing basis. We will take into consideration the Staff’s observations, particularly as to the matters indicated in the Staff’s comment above, and other related developments in connection with crafting our executive compensation disclosure in the future.
Item 13 — Certain Relationships and Related Transactions, and Director Independence, page 60
7.	We note that this information has been incorporated by reference to your definitive proxy statement filed on July 30, 2007. However, the disclosure appearing on page 45 of the definitive proxy relating to Certain Related-Person Transactions appears to relate only to director liability and indemnification. We are unclear why you did not provide disclosure responsive to Item 404 of Regulation S-K. Please advise.
Response:
          We direct the Staff’s attention to the disclosure in our proxy statement on page 44 under the heading “Related-Person Transactions Policy and Procedures.” We meant to and did include in our 2007 Form 10-K both the disclosure under that heading on page 44 and under the heading “Certain Related-Person Transactions” on page 45 through the language we used to incorporate by reference from our proxy statement to Item 13 of our 2007 Form 10-K. In response to the Staff’s comment, however, we will modify this language in future filings to more clearly indicate which disclosures are incorporated by reference into our future Forms 10-K.
Financial Statements for the Fiscal Year Ended March 31, 2007
Revenue Recognition, page 74
8.	We note on page 33 that in the December 2006 quarter you combined the legacy buying programs of Symantec and Veritas into one buying program for all of your enterprise offerings which resulted in a change in vendor-specific objective evidence (VSOE) of the pricing of your offerings. Please explain whether you have established VSOE of fair value for the undelivered elements in your new buying program and if so, your methodology and assumptions used to determine VSOE of fair value including how you determined that you can reasonably estimate the fair value of each undelivered element.
Response:

Securities and Exchange Commission
November 14, 2007
          The dollar amounts and percentages identified as A1 — A5 in our response to the Staff’s comment 8 are set forth in Attachment A, which has been provided to the Staff under separate cover. Confidential treatment has been requested for Attachment A pursuant to Regulation 200.83 of the Commission (17 C.F.R. §200.83).
          We integrated the Veritas products into a combined pricing program in the quarter ending December 31, 2006. Customers were then able to purchase all products sold by Symantec under a single price book. We evaluated 12 months of historical pricing evidence of stand-alone transactions for the merged entity to reasonably estimate the fair value of each undelivered element. Based on our analysis, we established VSOE of fair value for the undelivered elements under a combined buying program. We respectfully refer the Staff to our March 2, 2007 response to the Staff’s Comment 3 in the SEC Comment Letter dated Feb 16, 2007 for additional details on our methodology and assumptions. To further clarify, we continue to evaluate our pricing for stand alone transactions on a quarterly basis to ensure that we are maintaining VSOE of fair value for the undelivered elements.
          For the staff’s convenience we have summarized the response from the previous letter below:
          “The integration of Veritas into Symantec’s price book occurred in the quarter ended December 31, 2006. The sales force was also fully integrated by that time. Customers were then able to purchase all products sold by Symantec together under unified pricing programs through a single Symantec representative. Symantec then integrated the VSOE methodology for Veritas products into Symantec’s policy noted above. That is, VSOE is based on the stated renewal rate for arrangements with a value equal to or greater than [A1], and historical pricing evidence for deals below that amount with VSOE of fair value considered established when [A2] of separately sold PCS renewals are within +/- [A3] of list price. A bell curve could then be established for the merged entity as Symantec then had 12 months of historical evidence. Please also note that Symantec continues to consider VSOE of fair value for site licenses established when a stated renewal rate exists in the arrangement.
          VSOE of fair value for professional services and training and education transactions are established by evaluating the Company’s history of separately sold arrangements. Symantec considers VSOE of fair value for both professional services, and training and education established when [A4] of separately sold arrangements are within +/- [A5] of the median price for each.”
9.	We also note on page 38 that you offer increased flexibility in product deployments in site license arrangements with your customers and that VSOE may not exist in certain types of flexible deployment contracts. Provide us the details and terms of arrangements that offer such increased flexibility. In this regard, clarify whether these arrangements include the right to multiple copies of your products or multiple licenses and your consideration of paragraphs 42 through 47 of SOP 97-2 in determining your revenue recognition policy for such arrangements where VSOE of fair value exists and does not exist for any undelivered elements.

Securities and Exchange Commission
November 14, 2007
Response:
          The statements identified as B1 — B2 in our response to the Staff’s comment 9 are set forth in Attachment A, which has been provided to the Staff under separate cover. Confidential treatment has been requested for Attachment A pursuant to Regulation 200.83 of the Commission (17 C.F.R. §200.83).
          In stating “Our customers have also requested increased flexibility in product deployments in site license arrangements” on page 38 of our 2007 Form 10-K, we were referring to [B1]. Because we cannot establish VSOE of fair value for the maintenance, we recognize these transactions on a ratable basis upon delivery of the first copy of all products purchased over [B2]. The licensing fee is payable regardless of the number of copies deployed by the customer. Therefore, the duplication of software is incidental to the arrangement and the delivery criterion is met upon delivery of the first copy of all the products purchased, per our consideration of paragraphs 42-47 of SOP 97-2.
10.	We note that your line item titled, “Content, subscriptions, and maintenance revenues,” includes revenue from multiple element arrangements where VSOE of the fair value of undelivered elements do not exist. This implies that this line item contains both a product and an undelivered service element that cannot be separated for recognition purposes. Please clarify your justification for your presentation. Please note that absent a compelling argument under GAAP and Rule 5-03(b)(1) of Regulation S-X that supports allocating the arrangement fee in the statement of operations, you should consider including in your presentation a separate revenue, and related cost of revenue, line item for bundled arrangements that are not separable because of the absence of VSOE for the undelivered elements, along with a footnote description to inform investors of the nature of this additional line item. Please also describe to us other possible allocation methodologies for income statement presentation purposes that you considered but rejected.
Response:
          The statement identified as C1 in our response to the Staff’s comment 10 are set forth in Attachment A, which has been provided to the Staff under separate cover. Confidential treatment has been requested for Attachment A pursuant to Regulation 200.83 of the Commission (17 C.F.R. §200.83).
          Content, subscriptions, and maintenance revenues include multiple element arrangements where VSOE of fair value does not exist for the undelivered elements and for which there is no systematic, rational basis to otherwise allocate the revenue. When VSOE does not exist for the undelivered items, the arrangement fee is not separable, and thus the entire arrangement fee is recognized ratably over the performance period. We classify the entire amount of the bundled arrangement including the product element as services revenue under Content, subscription and maintenance revenue. [C1] Accordingly, pursuant to Regulation S-X Rule 5-03 (b)(1), revenues

Securities and Exchange Commission
November 14, 2007
related to these bundled arrangements have not been disclosed separately in our statements of income.
FORMS 8-K FILED MAY 2, 2007 AND JULY 25, 2007
11.	We note your use of non-GAAP measures, which exclude a number of recurring items, under Item 9.01 of the Forms 8-K noted above. We remind you that Question 8 of our Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures (our Non-GAAP FAQ) states that while there is no per se prohibition against removing a recurring item, companies must meet the burden of demonstrating the usefulness of any measure that excludes recurring items, especially if the non-GAAP financial measure is used to evaluate performance. Given the nature of the recurring items you are removing, it is unclear that your non-GAAP measures comply with our Non-GAAP FAQ and Item 10(e) of Regulation S-K.
Response:
          We believe that the use of non-GAAP financial measures, when taken together with the corresponding GAAP financial measures, provide meaningful supplemental information regarding the Company’s operating performance by excluding certain items that may not be indicative of the Company’s core business, operating results or future outlook. Our management uses, and believes that investors benefit from referring to, these non-GAAP financial measures in assessing the Company’s operating results both as a consolidated entity and at the business unit level, as well as when planning, forecasting and analyzing future periods. We believe that these non-GAAP financial measures also facilitate comparisons of the Company’s performance to prior periods and to our peers. Further, the Company has presented non-GAAP information in this manner to investors for many years (although it has, of course, presented the impact of SFAS 123R only since its application in fiscal 2007). As a large, well-followed issuer, the Company is in frequent dialogue with investors and on this basis believes that there is no confusion or misunderstanding among investors of the non-GAAP information provided by the Company and that investors find useful the information that is provided.
          We note that your comments specifically address the removal of certain recurring items from our GAAP financial results. We believe the disclosures provided in the press releases filed with our Forms 8-K filed May 2, 2007 and July 25, 2007 meet the requirements of Item 10(e) of Regulation S-K and Question 8 of Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures (“Non-GAAP FAQ”) for each of the items excluded from our GAAP results. Below, we specifically address each of the non-GAAP measures discussed in your letter. We believe that we meet the “burden of demonstrating the usefulness of any measure that excludes recurring items, specifically if the non-GAAP financial measure is used to evaluate performance,” as mentioned in your letter and required by the Non-GAAP FAQ.
•	It is unclear how the elimination of non-cash charges such as the amortization of acquired product rights or the amortization of other intangible assets provides a useful measure of performance. In this regard, we note that your operations currently benefit

Securities and Exchange Commission
November 14, 2007
from these acquired product rights and other intangible assets, so it is unclear to us how they are “not directly related to the operations of [y]our business.” In addition, given the significance of your acquired product rights and intangible assets and their useful lives, these appear to be recurring charges.
Response:
          Over the years, Symantec has completed numerous acquisitions for a variety of strategic purposes. When analyzing the operating performance of our business, we focus on revenues and operating profit generated from the segments of our business on what we consider to be a comparable basis. When analyzing a business that was acquired, we do not take into consideration purchase price allocations made for accounting purposes. Such allocations necessarily reflect the accounting value assigned to intangible assets (including acquired product rights, in-process technology, goodwill and other intangible assets), and these allocations vary widely from acquisition to acquisition. Although we acknowledge that our operations benefit from these acquired intangible assets, we exclude the GAAP impact of acquired intangible assets to our financial results when analyzing the operating performance of our acquisitions in subsequent periods, as we believe that they distort the comparability of our acquisitions to other acquisitions and other businesses, when reviewing current or long-term results. We believe that this approach is useful in understanding the long-term return provided by our businesses and that investors benefit from a supplemental non-GAAP financial measure that excludes the accounting expense associated with such acquired intangible assets. In addition, in accordance with GAAP, we generally recognize expenses for internally-developed intangible assets as they are incurred, notwithstanding the potential future benefit such assets may provide. Unlike internally-developed intangible assets, however, and also in accordance with GAAP, we generally capitalize the cost of acquired intangible assets and recognize that cost as an expense over the useful lives of the assets acquired (other than goodwill and acquired in-process technology, which we recognize as expense only when required). As a result of their GAAP treatment, there is an inherent lack of comparability between the financial performance of internally-developed intangible assets and acquired intangible assets. Accordingly, we believe it is useful to provide, as a supplement to our GAAP operating results, a non-GAAP financial measure that excludes the amortization of acquired intangibles.
•	It is unclear how the elimination of non-cash stock-based compensation provides a useful measure of performance. In this regard, we assume that this compensation is necessary to attract and retain quality employees, and if you did not offer this compensation in equity form, some level of non-equity compensation would have to be offered in its place, so it is unclear to us how these expenses are “not reflective of [y]our ongoing operating results.” Specifically, you have not identified the different ways and reasons your share-based payments vary from your cash compensation or other operating expenses such that the elimination of non-cash compensation provides a useful measure of performance. Also refer to the guidance in SAB Topic 14G.
Response:

Securities and Exchange Commission
November 14, 2007
          We adopted SFAS 123R, “Share-Based Payments” beginning in fiscal year 2007. When evaluating the performance of our individual business units, we do not consider stock-based compensation charges. Likewise, we exclude stock-based compensation expense from our short and long-term operating plans. Our management team is held accountable for cash-based compensation and such amounts are included in their operating plans. Due to its nature, individual managers generally are unable to project the impact of stock-based compensation and accordingly they are not held accountable for the impact of equity award grants. Although we acknowledge that stock-based compensation is necessary to attract and retain quality employees, our consideration of stock based compensation places its primary emphasis on overall shareholder dilution rather than the accounting charges associated with such grants. For comparability purposes, we believe it is useful to provide a non-GAAP financial measure that excludes stock-based compensation in order to better understand the long-term performance of our core business and to facilitate the comparison of our results to the results of our peer companies. Furthermore, unlike cash compensation, the value of stock-based compensation is determined using a complex formula that incorporates factors, such as market volatility, that are beyond our control. We also note that in accordance with SFAS 123R, companies (including Symantec) continue to be required to display in the footnotes to their financial statements the allocation among various operating statement line items of stock-based compensation expense.
•	It is unclear how the elimination of restructuring charges provides a useful measure of performance. In this regard, we note that your operations previously benefited from the employees and facilities covered by these charges, and these charges are a cost of obtaining that benefit, so it is unclear to us how these charges are “not directly related to the operation of [y]our business.” Furthermore, we remind you that Question 9 of our Non-GAAP FAQ states that if there is a past pattern of restructuring charges, no articulated demonstration that such charges will not continue, and no unusual reason that a company can substantiate to identify the special nature of the restructuring charges, it would be difficult for a company to meet the burden of disclosing why such a non-GAAP measure is useful to investors.
Response:
          As a global company, we have engaged in various restructuring activities over the past several years. Each has been a discrete event based on a unique set of business objectives or circumstances, and each has been unlike its predecessors in terms of its operational implementation, business impact and scope. We do not engage in restructuring activities in the ordinary course of business. It is true that our operations previously benefited from the employees and facilities covered by our various restructuring charges; however, these charges have benefited different parts of our business in different ways, and are not indicative of future trends or results of Symantec or the various businesses to which they have pertained. We are not implying, nor do we believe that our presentation implies, that these charges should be ignored or that investors should not understand them, but do believe that investors benefit from an understanding of operating results without giving effect to these charges. Further, the amount of these charges can vary significantly from period to period. By way of example, our restructuring charges over the eight quarters ending with the first quarter of fiscal 2008 ranged from $0 to $50.8 million. Thus, we believe that investors benefit from

Securities and Exchange Commission
November 14, 2007
a presentation of operating results that do not include these highly variable charges that do not pertain to our ongoing business. Additionally, we believe that most of the financial analysts from investment firms who track and monitor Symantec measure our financial performance exclusive of restructuring charges.
•	Your discussion of the limitations of your non-GAAP measures is overly broad and does not identify each item that you have eliminated and how you overcame the limitations caused by the elimination of each item as it relates to a performance measure. In this regard, we note that the elimination of each item creates its own limitations regarding the usefulness of your non-GAAP measure as a performance measure. It is also unclear how management compensates for these limitations when using your non-GAAP measures.
Response:
          We acknowledge, as the Staff observes, that we provide a discussion regarding the use of our non-GAAP measures that applies across the board to the respective adjustments that are made in our presentation of non-GAAP net income and earnings per share. We believe that it is important that our non-GAAP measures be presented in a transparent, plain English manner so that investors can understand the adjustments that are made. We believe that we have done so in a manner fully compliant with Regulation S-K Item 10(e)(1)(C) and (D). Beyond clearly explaining the adjustments that are made, we cannot envision additional commentary regarding the limitations rendered on our presentation of non-GAAP net income and earnings per share by these adjustments that would be meaningful to investors.
          We respectfully submit that our disclosure of non-GAAP financial measures that exclude amortization of acquired intangible assets, stock-based compensation and restructuring charges is consistent with the guidance contained in the Non-GAAP FAQ in that (i) we are not providing this information in an attempt to smooth earnings, (ii) the excluded information is not utilized by management to evaluate our performance and (iii) we believe, as discussed above, that such non-GAAP financial measures provides useful information to investors. Having said as much, if the Staff believes that investors would find useful the addition to the GAAP/non-GAAP reconciliation information in our earnings releases of any of the explanation provided above in this response, we would be willing to supplement such information accordingly.

Securities and Exchange Commission
November 14, 2007
* * * * *
          As requested, the Company acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person wider the federal securities laws of the United States.
          Please direct any comments or questions regarding this file to me, at (408) 517-7929 or to George Harrington, Chief Accounting Officer of the Company, at (408) 517-7300.

Very truly yours, SYMANTEC CORPORATION
/s/ James A. Beer

James A. Beer Executive Vice President and Chief Financial Officer

cc:	V. Paul Unruh, Chair of the Audit Committee, Symantec Corporation
John W. Thompson, Chief Executive Officer, Symantec Corporation
Arthur F. Courville, Executive Vice President and General Counsel, Symantec Corporation
George W. Harrington, Chief Accounting Officer, Symantec Corporation Jana Barsten, KPMG LLP
Daniel J. Winnike, Esq., Fenwick & West LLP
Exhibits:
          Attachment A (provided under separate cover)